SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KULR Technology Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

Series A Voting Preferred Stock, par value $0.0001 per share

(Title of Class of Securities)

50125G109

(CUSIP Number)

Michael Mo

c/o KULR Technology Group, Inc.

4863 Shawline Street, San Diego

California 92111

Tel: (408) 663-5247

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 50125G109

1	NAMES OF REPORTING PERSONS Michael Mo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,155,110 shares of Common Stock (1) 730,000 shares of Series A Voting Preferred Stock(2)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 21,155,110 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,155,110 shares of Common Stock (1) 730,000 shares of Series A Voting Preferred Stock (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.90%(3) 100%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	As of the date hereof, Michael Mo (the “Reporting Person”) may be deemed to beneficially own an aggregate of 21,155,110 shares of common stock, par value $0.0001 per share (the “Common Stock”), of KULR Technology Group, Inc., a Delaware corporation (the “Issuer”), which amount includes 19,251,539 shares held directly by Mr. Mo and 1,400,000 shares held jointly by Mr. Mo and his spouse, Linda Mo, and excludes shares held by Mr. Mo’s son Alexander Mo and shares held by Mr. Mo’s son Brandon Mo, over which shares Mr. Mo disclaims beneficial ownership, as Mr. Mo has no control over the dispositive or voting power over the shares and his sons no longer live in the same household as Mr. Mo. And which number excludes a restricted stock award of 1,500,000 shares of the Issuer’s common stock that does not vest or settle within 60 days.
(2)	As of the date hereof, the Reporting Person beneficially owns an aggregate of 730,000 shares of Non-Convertible Series A Voting Preferred Stock, par value $0.0001 per share (the “Preferred Stock”). Each share of the Preferred Stock entitles the Reporting Person to votes equal to one hundred (100) votes per share of Preferred A Stock held.
(3)	The foregoing reported beneficial ownership percentage is based on 133,059,674 shares of Common Stock of the Issuer’s issued and outstanding in aggregate of (i) the 127,884,674 issued and outstanding, as of November 10, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 14, 2023; and (ii) after giving effect to the 5,175,000 shares issued at the closing of the transaction announced by the Issuer on December 22, 2023.
(4)	Mr. Mo is the sole holder of all issued and outstanding shares of Preferred Stock and after giving effect to the voting rights of such Preferred Stock and the voting rights of the Common Stock beneficially owned by Mr. Mo, the aggregate voting power held by Mr. Mo would be 45.69% of all voting rights of the Issuer’s voting securities (206,059,674 aggregate votes).

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Common Stock and Preferred Stock of the Issuer, and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person with the SEC on July 26, 2016, (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in Schedule 13D.

The Issuer’s principal executive offices are located at 4863 Shawline Street, San Diego, California 92111.

Item 2. Identity and Background.

This statement is being filed by Michael Mo. Mr. Mo is the Chairman of the Board of Directors of the Issuer (“Board”) and the Chief Executive Officer of the Issuer.

 The address of the principal office of the Reporting Person is c/o KULR Technology Group, Inc., 4863 Shawline Street, San Diego, California 92111.

The Reporting Person is a citizen of the United States.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Funds for the purchase of the shares of Common Stock of the Issuer reported herein were from the Reporting Person’s personal funds.

There were no personal funds used by the Reporting Person in the acquisition of any of the shares of Preferred Stock. The Issuer issued 730,000 shares of Preferred Stock to the Reporting Person, in accordance with a resolution passed by the Issuer’s Board and the prior approval of the majority stockholders of the Company. This issuance is part of a strategic initiative to reinforce and enhance the Issuer’s flexibility to optimize its negotiating position in any potential current and/or future engagements with commercial, financial, and/or strategic parties, and to provide defenses against potential hostile third-party actions.

Item 4. Purpose of Transaction.

The Issuer’s Board, following extensive strategic evaluation, including consultation with advisors, approved, authorized, and ratified the issuance of 730,000 shares of previously designated Preferred Stock to the Reporting Person, subject to certain limitations as set forth below. The issuance of up to 1,000,000 shares of Preferred Stock was previously approved and authorized by a vote of the majority stockholders of the Company.

The issuance is subject to the Board reserving the full and unequivocal right to revoke, rescind, transfer or otherwise cancel the issued Preferred Stock in the event the Reporting Person is removed from any position with the Company or resigns from all positions with the Company.

The Independent Members of the Board determined that the issuance represents a pivotal strategic move to reinforce and enhance the Issuer’s flexibility to optimize it’s negotiating position in any potential current and/or future engagement with commercial, financial, and/or strategic parties, and to provide defenses against potential hostile third-party actions.

The shares of Preferred Stock were issued in reliance upon the exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person may be deemed to beneficially own an aggregate of 21,155,110 shares of Common Stock, of the Issuer, which amount includes 19,251,539 shares held directly by Mr. Mo and 1,400,000 shares held jointly by Mr. Mo and his spouse, Linda Mo, and excludes shares held by Mr. Mo’s son Alexander Mo and shares held by Mr. Mo’s son Brandon Mo, over which shares Mr. Mo disclaims beneficial ownership, as Mr. Mo has no control over the dispositive or voting power over the shares and his sons no longer live in the same household as Mr. Mo. And which number excludes a restricted stock award of 1,500,000 shares of the Issuer’s common stock that does not vest or settle within 60 days.

On January 26, 2024, the Reporting Person was issued an aggregate of 730,000 shares of Preferred Stock, resulting in the Reporting Person holding an aggregate of 45.69% of the voting power in the Issuer’s voting securities. The voting percentage is based on 133,059,674 shares of Common Stock of the Issuer’s issued and outstanding in aggregate of (i) the 127,884,674 issued and outstanding, as of November 10, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023; and (ii) after giving effect to the 5,175,000 shares issued at the closing of the transaction announced by the Issuer on December 22, 2023.

Except as described in this Amendment No. 1, the Reporting Person has not effectuated any other transactions involving the securities of the Issuer in the last 60 days.

As of the date of filing this Schedule 13D, no person other than the Reporting Person is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 26, 2024	/s/ Michael Mo
Michael Mo